Exhibit (a)(1)(F)

This announcement is not an offer to purchase or a solicitation of an offer to sell Trust Interests (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated December 12, 2019 and the related Assignment Form and any amendments or supplements thereto and is being made to all holders of Trust Interests. We are not aware of any jurisdiction in which the making of the Offer or the tender of the Trust Interests in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of Trust Interests pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer.

Notice of Offer to Purchase for Cash

Up to 2,858,405 Class A Liquidation Trust Interests

of

Woodbridge Liquidation Trust

for

$10.00 Per Trust Interest in Cash

by

Contrarian Liquidity Option, LLC

an indirect wholly-owned subsidiary of Contrarian Funds, L.L.C.

The tender offer is being made by Contrarian Liquidity Option, LLC, a Delaware limited liability company (formerly known as Woodbridge Liquidity Option, LLC), referred to as “Offeror.” Offeror is an indirect wholly-owned subsidiary of Contrarian Funds, L.L.C., a Delaware limited liability company, referred to as “Parent.” Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent. Offeror is offering to purchase up to 2,858,405 of the outstanding Class A Liquidation Trust Interests of Woodbridge Liquidation Trust, a Delaware statutory trust, referred to as the “Trust.” The Class A Liquidation Trust Interests represent beneficial interests in the Trust and are referred to herein as the “Trust Interests.” “We,” “our” or “us” refer to Offeror and/or Parent. “You” refers to holders of Trust Interests, to whom the tender offer is being made.

The tender offer is being made at a price of $10.00 for each Trust Interest, net to you in cash, without interest thereon. However, we may deduct from the purchase price any applicable withholding taxes and the amount of any dividends, distributions and other remittances paid by the Trust, based upon a record date occurring from the date of the Offer to Purchase, December 12, 2019, until the date and time the Trust Interests are accepted by us for payment, subject to applicable law. For the avoidance of doubt, no deduction to the offer price of $10.00 shall be made on account of any cash distribution declared by the Trust prior to December 12, 2019 (the date of commencement of this Offer), including the distribution declared by the Trust on March 29, 2019. The Offer to Purchase, dated December 12,2019, as amended December 26, 2019 (the “Offer to Purchase”) and the related Assignment Form, each as amended pursuant to that certain Schedule TO-T/A filed on December 26, 2019 and each as may be further amended or supplemented from time to time, together constitute, and are referred to as, the “Offer.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME, ON FRIDAY, JANUARY 10, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is also subject to certain conditions set forth in the Offer to Purchase. See Section 12 of the Offer to Purchase, “Conditions to the Offer.” The Offer is not subject to any financing condition.

Upon the terms and subject to the conditions of the Offer, the Offeror will purchase up to 2,858,405 Trust Interests or, if a lesser number of Trust Interests are validly tendered, all Trust Interests that are validly tendered and not validly withdrawn. The term “expiration date” means the time that is one minute following 11:59 p.m. (12:00 Midnight), New York City time, on January 10, 2020. However, we may, in our sole discretion, extend the period of time during which the Offer is open. If we do so, the term “expiration date” will mean the latest time and date on which the Offer, as so extended by us, will expire. We may elect to extend the Offer beyond the initial expiration date of January 10, 2020 for any reason, although holders of Trust Interests should not assume that we will necessarily do so. There will be no subsequent offering period.

Under applicable rules of the SEC, if holders of Trust Interests tender more than 2,858,405 Trust Interests, we may purchase up to an additional 2% of the outstanding Trust Interests, without extending the Offer. Also, we may amend the Offer to purchase more Trust Interests, and extend the Offer as required by the rules of the SEC. If holders of Trust Interests tender more than the number of Trust Interests that we are willing to buy, we will purchase the Trust Interests on a pro rata basis. This means that we will purchase the number of Trust Interests calculated by multiplying the number of Trust Interests properly tendered by a proration factor.

The proration factor will equal the number of Trust Interests we are willing to buy divided by the total number of Trust Interests properly tendered by all holders of Trust Interests. For example, assuming the number of Trust Interests we agree to buy remains unchanged at 2,858,405 Trust Interests, and 5,716,810 Trust Interests are tendered, we will purchase 50% of the number of Trust Interests that you tender. All Trust Interests not accepted for payment due to an oversubscription will continue to be owned by the tendering holders.

Subject to the terms of the applicable rules and regulations of the SEC, we reserve the right, regardless of whether or not any of the conditions to the Offer are satisfied, to (i) extend the Offer beyond the then scheduled expiration date — and delay acceptance for payment of and payment for any Trust Interests — by giving oral or written notice of that extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of that amendment to the Depositary. Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. We may, in our sole discretion, decide to increase or decrease the consideration offered in the Offer or to change the percentage of Trust Interests we are seeking in the Offer. If, at the time that notice of any such changes is first published, sent or given to holders of Trust Interests, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of such period of ten business days. If, however, we increase the number of Trust Interests we are seeking under the Offer by not more than 2% of the outstanding Trust Interests, then pursuant to Rule 14e-1(b) under the Exchange Act, we would not be required to extend the expiration date of the Offer. We will promptly furnish, at our expense, the Offer to Purchase, the related Assignment Form and other relevant materials to those holders of Trust Interests who request the materials from us.

If we extend the Offer, we are delayed in accepting for payment or paying for Trust Interests, or we are unable to accept for payment or pay for Trust Interests pursuant to the Offer for any reason, the Depositary may, on our behalf, retain all Trust Interests tendered. Tendered Trust Interests may not be withdrawn except as provided in Section 3 of the Offer to Purchase, “Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of, or payment for, Trust Interests is subject to applicable law, which requires that we pay the consideration offered or return the Trust Interests deposited by or on behalf of holders of Trust Interests promptly after the termination or withdrawal of the Offer. Under no circumstances will we pay interest on the purchase price for tendered Trust Interests, regardless of any extension or amendment to the Offer or any delay in paying for such Trust Interests.

For a holder of Trust Interests to validly tender Trust Interests under the Offer, the Depositary must receive, at the address set forth herein and prior to the expiration date of the Offer the completed Assignment Form. Payment for Trust Interests accepted for payment in the Offer will in all cases be made only after timely receipt by the Depositary of an Assignment Form properly completed and duly executed and medallion signature guaranteed and any other documents required to evidence the authority of the person signing the Assignment Form. If you are signing the Assignment Form in a representative capacity, you will also be required to furnish proof of your authority.

Except as the Offer to Purchase otherwise provides, tenders of Trust Interests are irrevocable. You may withdraw tenders of Trust Interests that you have previously made under the Offer according to the procedures we describe below at any time prior to the expiration date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, you may also withdraw your tenders of Trust Interests at any time after February 10, 2020, which is the 60th day after the date of the commencement of the Offer, unless such Trust Interests have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must (i) be received in a timely manner (either prior to the expiration of the Offer, or, if applicable, any time after February 10, 2020 if the Trust Interests have not yet been accepted for payment) by the Depositary at the address set forth on the back cover of the Offer to Purchase and (ii) specify the name and account number of the person having tendered the Trust Interests to be withdrawn and the type and number of Trust Interests to be withdrawn. Withdrawals of tenders of Trust Interests may not be rescinded, and any Trust Interests properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Trust Interests may be retendered at any time prior to the expiration date by again following one of the procedures described in Section 2 of the Offer to Purchase, “Procedure for Tendering Trust Interests.”

We are not seeking to acquire or influence control of the business of the Trust. On the terms of the Trust's governing documents as disclosed in its Registration Statement on Form 10, as amended, the Trust is controlled by its liquidation trustee and the holders of Trust Interests have no voting rights regarding decisions made on behalf of the Trust. Our consummation of the Offer will not enable us to control any decision concerning the pursuit of causes of action by the Trust or the distribution of the Trust's assets.

Generally, holders of Trust Interests will be subject to U.S. federal income taxation and applicable withholding when they receive cash from the Offeror in exchange for the Trust Interests they tender in the Offer. We recommend that holders consult with their tax advisors with respect to their particular situation prior to tendering their Trust Interests and review in detail Section 5 of the Offer to Purchase, "Certain United States Federal Income Tax Consequences of the Offer".

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Assignment Form and is incorporated herein by reference.

We requested, and the Trust provided, a holder list and Trust Interest ownership listing for the purpose of disseminating the Offer to holders of Trust Interests. The Offer to Purchase and the related Assignment Form have been mailed to record holders of Trust Interests and will be furnished with reasonable promptness to any record holder who may request such tender offer materials pursuant to this summary advertisement or otherwise.

The Offer to Purchase and the related Assignment Form contain important information. Holders of Trust Interests should carefully read both in their entirety before any decision is made with respect to the Offer.

If you have any questions regarding the Offer or would like to request copies of the Offer to Purchase and the related Assignment Form, please contact (i) the Depositary, as follows: Broadridge, Inc. Attn: BCIS Re-Organization Department, P.O. Box 1317 Brentwood, NY 11717-07, (844) 976-0737 or (ii) Offeror, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or (800) 266-3810.

January 6, 2020